November 15, 2018

Daniel Sobolewski
Chief Executive Officer
Flitways Technology Inc.
600 Corporate Pointe, Suite 5500
Culver City, California 90230

       Re: Flitways Technology Inc.
           Form 8-K filed October 15 2018
           Form 8-K filed November 13, 2018
           File No. 000-55316

Dear Mr. Sobolewski:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Information
Technologies
                                                          and Services